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EXHIBIT 3.B.

                      AMENDMENT TO THE BYLAWS OF NBI, INC.
                            (a Delaware Corporation)

          At the 1994 Annual Meeting of Shareholders, NBI, Inc., a Delaware corporation (the "Company"), held on January 12, 1995, the shareholders duly voted in favor of amending the Bylaws of the Company. Pursuant to such vote, the Bylaws of the Company have been amended as follows:

          1. Section 3.3 of the Bylaws of the Company is amended to read in its entirety as follows:

          Section 3.3 Number, Tenure and Qualifications. The number of directors shall be not less than three nor more than seven. Within these limits, the number of directors shall be determined by resolution of the Board of Directors. The directors may be elected by written ballot if the Board so determines, and shall be elected at each annual meeting of stockholders. The persons receiving the greatest number of votes, up to the number of directors to be elected, shall be the directors. Each director shall hold office until the next annual meeting of stockholders and thereafter until his or her successor shall have been elected and qualified. Directors shall be 18 years of age or older, but need not be residents of Delaware or stockholders of the Corporation.

          2. Section 3.6 of the Bylaws of the Company is amended in its entirety to read as follows:

          Section 3.6 Vacancies. Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by an affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the unexpired portion of the term of the director whose place he or she has been elected to fill and until such Director's successor shall have been elected and qualified.

          3.  Section 3.11(b) of the Bylaws of the Company is deleted.

          4.  Section 8.4 of the Bylaws of the Company is deleted.

          The foregoing amendments to the Bylaws of the Company are effective as of January 12, 1995.

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